Via Facsimile and U.S. Mail
Mail Stop 6010

March 21, 2006

Martine A. Rothblatt, Ph.D.
Chairman of the Board and Chief Executive Officer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: **United Therapeutics Corporation**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed February 27, 2006
        File No. 000-26301

Dear Dr. Rothblatt:

        We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 37

Results of Operations, page 42

1. Please elaborate for us, in disclosure-type format, on the roll forwards, shown on pages 43 and 45, of the liability accounts associated with estimated government rebates, prompt pay discounts and fees to a distributor for services by:

    a. attributing the amount of additions and payments to sales made in the current versus prior periods, as we requested in comment three in our

September 24, 2004 letter, and

    b. providing a separate roll forward for each of these liability accounts that reconcile to the roll forward disclosed.

Similarly, please provide us a roll forward of the reserves for exchanges or confirm that the amount that had expired or become damaged in shipment during each of the periods presented was immaterial.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Oscar M. Young, Senior Accountant, at (202) 551-3622 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant